UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)*

China Biologic Products Holdings, Inc.
(Name of Issuer)

Ordinary Shares, Par Value $0.0001
(Title of Class of Securities)

G21515104
(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

Parfield International Ltd.
Unit No. 21E, 21st Floor, United Centre
95 Queensway, Admiralty K3, Hong Kong
+852.2122.8902
October 26, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104
	1.	Names of Reporting Persons. Parfield International Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ◻
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) WC
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Ordinary Shares
	8.	Shared Voting Power 2,437,696 Ordinary Shares
	9.	Sole Dispositive Power 0 Ordinary Shares
	10.	Shared Dispositive Power 2,437,696 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,437,696 Ordinary Shares (1)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 6.32%(2)
	14.	Type of Reporting Person (See Instructions) CO

(1)
The 2,437,696 Ordinary Shares held by Parfield International Ltd. are subject to a pledge agreement executed in favor of an unrelated third party to secure certain indebtedness of Parfield International Ltd.

(2)	Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported by the Issuer’s Form 6-K filed on August 17, 2020.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Amplewood Resources Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ◻
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) WC
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Ordinary Shares
	8.	Shared Voting Power 0 Ordinary Shares
	9.	Sole Dispositive Power 0 Ordinary Shares
	10.	Shared Dispositive Power 0 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Ordinary Shares
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 0
	14.	Type of Reporting Person (See Instructions) CO

CUSIP No. G21515104
	1.	Names of Reporting Persons. Marc Chan
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ◻
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) AF
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Ordinary Shares
	8.	Shared Voting Power 2,437,696 Ordinary Shares
	9.	Sole Dispositive Power 0 Ordinary Shares
	10.	Shared Dispositive Power 2,437,696 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,437,696 Ordinary Shares
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 6.32%(1)
	14.	Type of Reporting Person (See Instructions) IN
(1)	Percentage calculated based on 38,583,877 Ordinary Shares issued and outstanding as of June 30, 2020 as reported by the Issuer’s Form 6-K filed on August 17, 2020.

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”).  This Amendment No. 5 amends Amendment Number 4 to Schedule 13D of the Reporting Persons dated September 17, 2020 to update certain information relating to the Reporting Persons as specifically set forth herein.

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 5 amends and supplements the Schedule 13D filed on September 27, 2019, as amended by Amendment No. 1 filed on November 6, 2019, by Amendment No. 2 filed on March 20, 2020, by Amendment No. 3 filed on April 14, 2020, and by Amendment No. 4 filed on September 17, 2020 (the “Schedule 13D”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”).

Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented to add the following to the end of Item 4:

On October 26, 2020, Point Forward entered into an amendment No. 2 to the Parfield SPA (the “Parfield SPA Amendment No. 2”) with Parfield and Amplewood, pursuant to which Point Forward agreed to pay to Parfield and Amplewood an additional amount equal to the product of (a) US$19.00 multiplied by (b) the number of Ordinary Shares purchased by it pursuant to the terms and conditions of the Parfield SPA and the Parfield Assignment Agreement, and the post-closing price adjustment provisions of the Parfield SPA were deleted in their entirety with Point Forward and its affiliates having no obligations or liabilities under such provisions.

On October 26, 2020, Biomedical Treasure Limited (“Biomedical Treasure”), Biomedical Future Limited (“Biomedical Future”) and Biomedical Development Limited (“Biomedical Development”) executed a deed of adherence (the “Management Adherence Deed”) in accordance with the Consortium Agreement, pursuant to which each of Biomedical Treasure, Biomedical Future and Biomedical Development became a party to the Consortium Agreement and agreed to, among other things, perform and comply with each of the obligations of an Initial Consortium Member as if each of them had been an Initial Consortium Member under the Consortium Agreement at the date of execution thereof.

On October 26, 2020, Parfield entered into a share purchase agreement (the “Additional Parfield SPA”) with 2019B Cayman Limited (“2019B Cayman”). Pursuant to, and subject to the terms and conditions of, the Additional Parfield SPA, Parfield agreed to sell to 2019B Cayman 300,000 Ordinary Shares (the “Additional Parfield Sale Shares”), at the per Ordinary Share purchase price of US$120.00. The closing of such sale and purchase subject to the terms and conditions of the Additional Parfield SPA shall take place within fifteen business day following the satisfaction or waiver of the customary closing conditions contained in the Additional Parfield SPA or such other date as may be agreed by the parties thereto; provided that closing shall not occur prior to a transaction statement on Schedule 13E-3 in respect of the transactions contemplated by the Additional Parfield SPA having been first duly filed with the SEC for no less than 30 days and first disseminated in accordance with Rule 13e-3(f) under the Exchange Act for no less than 20 days.

Concurrently with the execution and delivery of and in connection with the Additional Parfield SPA, Parfield also entered into a letter agreement with 2019B Cayman (the “Parfield Letter Agreement”), pursuant to which the parties thereto agreed, among other things, that: (i) during the period from the date of the Parfeild Letter Agreement until the occurrence of any of the following events (whichever is the earliest), Parfield shall not roll over the Additional Parfield Sale Shares in the Proposed Transaction: (w) the closing of the transactions contemplated by the Additional Parfield SPA; (x) the valid termination of the Additional Parfield SPA; (y) the closing of the Proposed Transaction and (z) the execution of the Merger Agreement (including any amendment, supplement or restatement thereof) which provides that the Per Share Merger Consideration is less than US$120.00; (ii) in the event that the closing of the Proposed Transaction takes place before the closing of the transactions contemplated by the Additional Parfield SPA, Parfield shall be cashed out in the Proposed Transaction unless the Additional Parfield SPA shall have been validly terminated or the executed Merger Agreement (including any amendment, supplement or restatement thereof) provides that the

Per Share Merger Consideration is less than US$120.00; (iii) in the event that (x) the valid termination of the Additional Parfield SPA or (y) the executed Merger Agreement (including any amendment, supplement or restatement thereof) provides that Per Share Merger Consideration is less than US$120 has occurred and Parfield proposes to transfer any Ordinary Shares held by it within 3 months to Biomedical Treasure, Biomedical Future or an party who to the knowledge of Parfield is an affiliate of Biomedical Treasure or Biomedical Future, Parfield shall provide 2019B Cayman a right of first refusal to purchase such Ordinary Shares (but not exceeding 300,000 shares) on the same terms and conditions; (iv) Parfield shall bear the agreed portion of all out-of-pocket costs and expenses under the Consortium Agreement that have been incurred and accrued by the Buyer Consortium in connection with the Proposed Transaction prior to the closing of the transactions contemplated by the Additional Parfield SPA, subject to the terms and conditions of the Parfield Letter Agreement; and (v) subject to the terms and conditions of the Parfield Letter Agreement, Parfield shall ensure that the limited guarantee to be provided by Parfield and/or its affiliates (the “Guarantor”) along with certain other members of the Consortium in favour of the Issuer pursuant to the Merger Agreement shall guarantee such percentage of the termination fee and certain other amounts payable to the Issuer under the Merger Agreement as if Parfield’s Equity Contribution (as defined in the Consortium Agreement) in the Proposed Transaction included the Additional Parfield Sale Shares unless closing of the transactions contemplated by the Additional Parfield SPA shall have occurred already; provided that if the closing of the transactions contemplated by the Additional Parfield SPA shall have occurred, 2019B Cayman will pay the Guarantor the relevant portion of any amount paid or payable by the Guarantor  under such limited guarantee representing the Additional Parfield Sale Shares.

On October 26, 2020, Cross Mark Limited, a principal shareholder of PWM, executed and delivered a voting undertaking to PWM (the “Merger Voting Undertaking”) pursuant to which, Cross Mark Limited agreed, among other things, to exercise all of its voting rights attaching to the ordinary shares held by it in PWM at any extraordinary general meeting of shareholders of PWM and in any other circumstances upon which a vote, consent or other approval of all or some of the shareholders of PWM is sought to enable PWM to vote the Ordinary Shares and other equity securities of the Issuer held by it (a) to approve the Merger Agreement and the transactions contemplated thereby, including the Proposed Transaction; (b) to oppose the taking of any action which might, in any material respect, interfere with, delay, adversely affect or be inconsistent with PWM’s obligations in connection with the Merger Agreement and the transactions contemplated thereby, including the Proposed Transaction; and (c) to vote in consistency with the recommendations of the board of directors of PWM with respect to its obligation of sharing a portion of costs and expenses incurred by the Buyer Consortium (including any termination fee payable to the Issuer pursuant to the Merger Agreement) or any other arrangements in connection with the Proposed Transaction as agreed by PWM and such other parties.

On October 26, 2020, in connection with the transactions contemplated by the Additional Parfield SPA,  those certain share purchase agreements, dated as of October 26, 2020 by and between PWM and each of Biomedical Treasure, Biomedical Future and 2019B Cayman (collectively, “Additional PWM SPAs”) and that certain share purchase agreement, dated as of October 26, 2020 by and between Double Double and Biomedical Development (the “Additional Centurium  SPA”),  and in consideration for the Merger Voting Undertaking and certain other voting undertakings issued by Cross Mark Limited in favor of PWM in connection with the transactions contemplated by the Additional PWM SPAs, Beachhead, Double Double, Point Forward and PWM granted an irrevocable written consent pursuant to the Consortium Agreement (including, but not limited to, Section 4.4(a) and Section 4.7 thereof) for the purposes of permitting, among other things, the entry into the Additional PWM SPAs, the Additional Centurium SPA, the Additional Parfield SPA and the Management Adherence Deed by the relevant parties thereto, and the performance of their respective obligations thereunder by such relevant parties.

In connection with the entry into the Management Adherence Deed, the Additional Centurium SPA, the Additional PWM SPAs and the Additional Parfield SPA, the Board has granted to the Initial Consortium Members and other applicable parties a waiver from complying with certain restrictions as agreed under (i) that certain investor rights agreement, dated as of January 1, 2018, entered into by and between PWM and the Issuer, and (ii) (A) that certain confidentiality agreements, dated as of October 20, 2019, by and between each of Beachhead, PWM, Parfield, CITIC Capital, Hillhouse and Temasek, respectively, and the Issuer and (B) that certain confidentiality agreement, dated as of October 14, 2020, by and between Mr. Chow and the Issuer. The Board has also determined, among other things, that such Initial Consortium Members and their respective affiliates will not be deemed to be an “Acquiring Person” under the Issuer’s currently effective preferred shares rights agreement, nor shall any provision under such preferred shares rights agreement be otherwise triggered for the entry into, or the performance of any obligations under, the Management Adherence Deed, the Additional PWM SPAs, the Additional Centurium SPA and the Additional Parfield SPA.

References to the Management Adherence Deed, the Parfield SPA Amendment No. 2, the Additional Parfield SPA and the Parfield Letter Agreement in this Amendment No. 5 are qualified in their entirety by reference to the Management Adherence Deed, the Parfield SPA Amendment No. 2, the Additional Parfield SPA and the Parfield Letter Agreement, copies of which are attached hereto as Exhibits 99.2, 99.3, 99.4 and 99.5 and incorporated herein by reference in their entirety.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The descriptions of the principal terms of the Management Adherence Deed, the Parfield SPA Amendment No. 2, the Additional Parfield SPA and the Parfield Letter Agreement under Item 4 are incorporated herein by reference in their entirety.

Item 7. Materials to be Filed as Exhibits.

Exhibit 99.1
Joint Filing Agreement by and among Parfield International Ltd., Amplewood Resources Ltd. and Marc Chan, dated November 6, 2019, incorporated by reference to Exhibit 99.1 to Amendment No. 1 to Schedule 13D filed November 6, 2019.

Exhibit 99.2	Management Adherence Deed dated October 26, 2020.
Exhibit 99.3	Amendment No. 2 to Share Purchase Agreement among Point Forward, Parfield and Amplewood dated October 26, 2020.
Exhibit 99.4	Share Purchase Agreement between Parfield and 2019B Cayman Limited dated October 26, 2020.
Exhibit 99.5	Letter Agreement between Parfield and 2019B Cayman Limited dated October 26, 2020.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 28, 2020

PARFIELD INTERNATIONAL LTD.

By:	/s/ Marc Chan
	Name:	Marc Chan
	Title:	Director

AMPLEWOOD RESOURCES LTD.

By:	/s/ Marc Chan
	Name:	Marc Chan
	Title:	Director

/s/ Marc Chan
MARC CHAN